FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 19, 2009
Commission File Number: 001-33670
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Effective May 19, 2009, the Audit Committee of Seanergy Maritime Holdings Corp. (the “Company”) has appointed PricewaterhouseCoopers S.A. as its independent registered public accounting firm for the fiscal year ending December 31, 2009, replacing KPMG Certified Auditors S.A. (“KPMG”).
     The decision not to reappoint, KPMG as the Company’s independent accountants, is not a result of any disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. KPMG’s report on the Company’s financial statements for the year ended December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 26, 2009	Seanergy Maritime Holdings Corp.
	By:	/s/ Dale Ploughman
		Name:	Dale Ploughman
		Title:	Chief Executive Officer

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